Infosys®

INFOSYS TECHNOLOGIES LIMITED

Registered Office : Electronics City, Hosur Road, Bangalore 560 100, India

PROXY FORM

Thirtieth Annual General Meeting – June 11, 2011

Regd. Folio no. / DP Client ID

I / We ……………………………………………………………… of ……………………………………… in the district of ……………………………… being a member / members of the Company hereby appoint ……………………………………… of ……………………………………… in the district of ……………………………………… or failing him / her ……………………………………of ……………………………………… in the district of ……………………………………… as my / our proxy to vote for me / us on my / our behalf at the THIRTIETH ANNUAL GENERAL MEETING of the Company to be held at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, at 3 p.m. IST on Saturday, June 11, 2011 and at any adjournment(s) thereof.

Signed this ……………………………… day of ……………………………… 2011.

Fifteen Paise Revenue Stamp

………………………………

Signature of the member

Note : This form, in order to be effective, should be duly stamped, completed, signed and deposited at the Registered Office of the Company, not less than 48 hours before the meeting.

……………………………… Please tear here ………………………………

Infosys®

INFOSYS TECHNOLOGIES LIMITED

Registered Office : Electronics City, Hosur Road, Bangalore 560 100, India

ATTENDANCE SLIP

Thirtieth Annual General Meeting – June 11, 2011

Regd. Folio no. / DP Client ID

No. of shares held

I certify that I am a member / proxy for the member of the Company.

I hereby record my presence at the THIRTIETH ANNUAL GENERAL MEETING of the Company at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, at 3 p.m. IST on Saturday, June 11, 2011.

………………………………

Name of the member / proxy
(in BLOCK letters)

………………………………

Signature of the member / proxy

Note : Please fill up this attendance slip and hand it over at the entrance of the meeting hall. Members are requested to bring their copies of the Annual Report to the meeting.

Route map


N
M.G. Road
Brigade Road
Residency Road
Vellara Junction
Richmond Road
Hosur Road
NIMHANS Convention Center
Baldwins Boys High School
Towards Koramangala
Dairy Circle Flyover
Bannerghatta Road
Bangalore Diary
Christ University Auditorium
Hosur Road,
Bangalore 560 029
Karnataka, India.
Hosur Road
BOSCH
FORUM Mall
Big Bazaar
St. Anthony's Church
From Silk Board / Madiwala
HP Fuel Station
St. John's Medical College and Hospital
Towards Sarjapur Road
Map not to scale